Exhibit 4.49

POWER OF ATTORNEY

I,  Zhu Huilong, citizen of the People’s Republic of China (the “PRC”), PRC ID card number , hereby irrevocably authorize any individual appointed, in writing, by 1Verge Internet Technology (Beijing) Co., Ltd. (WFOE), who is approved by Youku Tudou Inc. (“Authorizee”), to the extent permitted by the PRC Law, as my sole attorney to solely exercise, in the manner as approved by Youku Tudou Inc., the following powers and rights during the term of this Power of Attorney (“POA”) pursuant to Section 3.5 of the Business Operations Agreement entered into among WFOE, Heyi Pictures Inc. (“Heyi Pictures”),  1Verge Information Technology (Beijing) Co., Ltd. and I on December 22, 2014 (the “Operations Agreement”):

I hereby authorize and designate the Authorizee to vote on my behalf at the shareholders’ meetings of Heyi Pictures and exercise the full voting rights as its shareholder as granted to me by law and under the Articles of Association of Heyi Pictures, including but not limited to, the right to propose the holding of shareholders’ meeting, to accept any notification about the holding and discussion procedure of the meeting, to attend the shareholders’ meeting of Heyi Pictures and exercise the full voting rights (such as, my authorized representative on the shareholders’ meeting of the company, to designate and appoint the executive director or directors of the Board and the general manager and to decide the allotment of the profits, etc.), to sell or transfer any or all of my shares of Heyi Pictures.

The authorization I granted to WFOE can be re-authorized or assigned to any third party without my consent.  In exercising the rights and powers provided hereunder, the Authorizee shall act with due care and diligence and pursuant to this POA and the applicable laws.

The POA shall take effect retrospectively from October 1, 2014 and will remain effective as long as Heyi Pictures exists.

Zhu Huilong

/s/ Zhu Huilong
Date: December 22, 2014